September 25, 2024

Shelley Simpson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745

       Re: J.B. Hunt Transport Services, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 14, 2024
           File No. 000-11757
Dear Shelley Simpson:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 70

1. We note your disclosure regarding changes in your peer group, and your disclosure regarding the peer groups used in 2020, 2021, 2022 and 2023. We also note that your
       2023 peer group is the same as the peer group you used in 2022. In future filings, if your peer group has not changed from the one you used in the immediately preceding fiscal year, please ensure that the peer group total shareholder return information for each of the years in the table is presented using the peer group for the most recent year in the table.
       See Item 402(v)(2)(iv) of Regulation S-K and refer to Regulation S-K Compliance and
       Disclosure Interpretation 128D.07.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 25, 2024
Page 2

       Please contact Christopher Dunham at 202-551-3783 or Laura Nicholson at 202-551-3584
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Disclosure Review
Program